Exhibit 99.1

April 4, 2019 Dear Unitholder, According to our latest records, we have not yet received your voting instructions for the Special Meeting of Unitholders of Hi-Crush Partners LP (NYSE: HCLP) (“Hi-Crush”) to be held on April 11, 2019. Your vote is extremely important. You recently received the proxy statement, dated February 20, 2019, relating to the proposal to approve the Hi-Crush Plan of Conversion (“Conversion”) from an MLP to a C-Corporation. Should you need another copy of the proxy statement, please contact Georgeson at 1-877-797-1153. The independent proxy advisory firms that advise institutional investors on how to vote their units are recommending a vote in favor of Conversion. Both Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”) have recommended that Unitholders vote FOR the Conversion. In addition, the GP Board unanimously recommends that the Unitholders vote FOR the approval of the Conversion, FOR the approval of the new equity incentive plan and FOR the adjournment of the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the Conversion or the Long-Term Incentive Plan. There are also no tax impacts resulting from the proposed Conversion. Please help us avoid the expense of further solicitation by casting your vote today. You may vote via the telephone, Internet, or by signing, dating, and returning the enclosed proxy card. Your vote is important, and we urge you to vote. If you have any questions, please contact Georgeson, which is assisting Hi-Crush with the solicitation of proxies, toll-free at 1-877-797-1153. Thank you for voting. Sincerely, Robert E. Rasmus Chairman, Hi-Crush GP LLC